

Avila's East Restaurant

Dallas, TX

- Featured in Diners, Drive-ins and Dives, the original restaurant has served authentic, outstanding Tex-Mex food for over 30 years
- Original owners' great-grandson opening second location in up and coming East Dallas
- Popular dishes like brisket tacos, chiles rellenos, and pozole featured on Food Network
- New restaurant will focus on community, dinner service, savvy marketing, and great food

$0 invested

- Investors
92 Days Left

75 Early Bird rewards remaining

INVEST NOW

$100 minimum investment

Revenue Sharing Notes

Multiple	1.40x
Maturity	48 months
Minimum Target	$150,000

View Key Terms

Watch Deal

Company Description

Avila's Restaurant, known throughout Dallas as the go-to spot for the tastiest, best priced, most timeless Mexican and Tex-Mex food, is opening a second, larger location in the Casa Linda Plaza.

After 32 years in business, Avila's has worked its way down through the hands of the original founders' family to their great grandson, Trent Marrs, who wants to create a more community oriented, modern iteration of the hugely popular Tex-Mex eatery for both longtime fans and potential ones alike.


Player error
The player is having trouble. We'll have it back up and running as soon as possible.

Founded in 1986 by Anita and Octavio Avila, the pair's restaurant began as the realization of a lifelong dream and a retirement venture, born out of the recipes they'd serve during their weekly family dinners. Once they began serving the public, the tiny restaurant took off and took over the entire building they started in.

The food was a true Tex-Mex blend. Anita had grown up in Dallas's "Little Mexico" neighborhood where her father owned a local grocery store, and her husband Octavio had grown up in Monterrey, Mexico before moving to the U.S. Signature menu items like the brisket tacos on homemade tortillas — made with meat smoked low and slow for over 6 hours — and the award-winning spiciest housemade hot sauce in town remain as popular as ever with the locals, and are bolstered by similarly raved-about chiles rellenos, chicken pozole, handmade gorditas for which Avila's receives huge orders every Christmas.





The local secret got out following a segment on Food Network's Diners, Drive-Ins & Dives, and people now come from miles around to sample some of Texas' most authentic classics done right. While people happily pile on top of each other to eat at the former bungalow-turned food-focused, 47-seater, no-frills restaurant on Maple Avenue, the since-passed couple's great-grandson, Trent Marrs, has decided to expand on Avila's enduring popularity and grow the company with a second, larger location in the White Rock area called Avila's East.

Envisioning a space almost three times the capacity of the original Avila's that could serve as more of a community hub than the original location, Marrs found an ideal spot in the Casa Linda Plaza, east of White Rock Lake. Not only will the new restaurant be 2,000-square-feet bigger with an additional patio space out front, but the location will also allow the diverse community nearby access to a high quality, affordable food option.



The new space will be able to comfortably seat over 100 people, with an effort spearheaded by Marrs to increase the restaurant's social media and local marketing presence to attract families, nearby residents, and event parties for dinnertime service and specials. TV screens mounted on the walls as well as a liquor license and signature drinks will make it a great spot to catch a weeknight sports match, while the rest of the decor will be true to Avila's roots and heritage.

The goal of the new space, Marrs says, is to bring the brand into the modern day, while continuing the family feel and phenomenal food Avila's is famous for.



Learn more:

Key Terms

Issuer	Avila's Restaurant Number 2, LLC
Securities	Revenue Sharing Notes
Offering Amount	Minimum of $150,000 to maximum $300,000
Investment Multiple	**1.40x**
Payments	**Monthly**
Revenue Sharing Percentage	Issuer will share a 6.5% of monthly gross revenue with NextSeed investors.
Maturity	**48 Months**
Security Interest	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Avila's East Restaurant is $500,000. The owners have committed $70,000 in equity to date. Proceeds from the NextSeed raise, if the $150,000 minimum is hit, will be used for buildout of the space, construction, restaurant equipment, working capital like wages and rent, a liquor license, decor, and furnishings.

Funds raised above the $150,000 minimum will be put towards labor costs and working capital reserves, in addition to advertising.



Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

- **Monthly Revenue Sharing Percentage: 6.50%**

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Example:

Total Raise Amount: $200,000

You Invest: $2,000

Month: X

Revenue: $100,000

The issuer will make a $6,500 payment ($100,000 x 6.50% = $6,500) to investors. Since you invested with 1% of the total amount raised ($2,000 / $200,000 = 1.0%), you would receive a $65 payment in Month X (1% of the total $6,500 monthly payment).

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 75 investors who invest $1,000 or more will receive:

- An additional $25 gift certificate to be used at Avila's East

75 of 75 available

Invest $500 or more

- $25 gift certificate at Avila's East

Invest $1,000 or more

- $50 gift certificate at Avila's East

Invest $5,000 or more

- $100 gift certificate at Avila’s East
- Queso Card - Free small queso for life. Limit 1 per visit.

Invest $10,000 or more

- $200 gift certificate at Avila’s East
- Queso Card - Free small queso for life. Limit 1 per visit.
- Specialty jar of Avila’s family hot sauce

Invest $25,000 or more

- $200 gift certificate at Avila’s East
- Queso Card - Free small queso for life. Limit 1 per visit.
- Specialty jar of Avila’s family hot sauce
- Platinum card - 20% off tab. Excludes catering. Limit party of 6.

Business Model

In order to modernize Avila’s East, Marrs wants to pay special attention to building the restaurant’s online presence. Currently, the restaurant has no accounts on either Instagram or Twitter, and Marrs plans to use these platforms, along with their existing social media, to attract a younger, more diverse crowd to the new location.

At present, the majority of Avila’s business is the lunchtime business crowd, which visits from downtown. While these beloved fans have made Avila’s what it already is today, there’s more money to be made in dinner service and drink sales. As such, the plan for the new Avila’s East is to make it a community-oriented gathering spot; where families are welcome to come after the kids’ soccer matches, or people looking for a pre-night out drink and cheap eats.



By introducing food specials, another new initiative for Avila's East, as well as a revamped focus and expansion of the drink menu signature cocktails like a high alcohol content 151 drink to add to the existing draw of the authentic dishes, the goal is to attract a new generation of committed diners while retaining the appeal that made them as popular as they are.

Even with the boost in size from the current space's 1,700-square-feet to the new locale's 3,700-square-feet, there will be strong continuity between the two restaurants. That will be maintained not only with the internal decor aesthetics, but also with the food, which will not only be the same menu as the original location, but overseen by the same head chef. David Quezada joined the restaurant in 2013 and refocused the menu to Anita Avila's original dishes. His experience catering to crowds of hundreds makes him well prepared to tackle the increased volume of production he'll be overseeing with the opening of the second, bigger location.



Katie Avila, the granddaughter of the original owners and Marrs's aunt, will be in charge of Avila's East catering arm and will be cooking for the larger parties the new location will be able to accommodate. Frequently, the existing restaurant has to turn down parties of over 50 people requesting to eat there due to space constraints, but while the new location won't have any sort of private event space, they will be able to grant those wishes with the size of the main dining area.

Avila's East also has the added benefit of regular media coverage on anything Avila's-related, meaning the opening of a second location will be a newsworthy item of interest to the local press. In addition to the restaurant's featured spot on Guy Fieri's Diners, Drive-Ins & Dives in 2009, they've received regular press coverage, including most recently a review in the Dallas Observer, which declared that Avila's has "a cruising lead as one of the best Tex-Mex restaurants in the city."

The local darling boasts 4 stars on Yelp, and 4.5 stars on TripAdvisor and Facebook, as well as inclusion in Zagat lists as one of the best Mexican, Tex-Mex, and budget restaurants in Dallas.





Location Analysis

East Dallas has its own special culture, with a real country feel just 15 minutes from the downtown metropolitan area. It's a tight-knit community with a growing population and plenty of large single-family homes to house its predominantly white-collar residents.

The area's main attraction is White Rock Lake, as well as the Dallas Arboretum and Botanical Gardens. The lack of main highways nearby means that the area's residents tend to stick close to home to eat, frequently making restaurants the de facto community centers for the area and strengthening that small town, personal feel.


Highland Park Cafeteria
Dugg Burger
Urban Vines Wine Bistro
Lakewood
Avila's East Restaurant
White Rock Lake
Casa Linda
The Dallas Arboretum and Botanical Garden
Lakewood Country Club
Forest Hills
Lakewood Hills

White Rock's surrounding suburbs of Lakewood and Greenville will be the primary markets for the new Avila's, though they hope to continue to draw existing fans and those from further afield, who may find the new location east of the city to be more convenient. Its existing clientele is a mixture of affluent white-collar professionals, urbanites, and culturally savvy foodies. These groups are always eager to try something new and love supporting local gems.

The Casa Linda Plaza where Avila's East will be located is one of the oldest shopping centers in the area, a community gathering place in East Dallas since 1945, and is currently in the process of renovating to become a more modern, pedestrian-friendly destination. With Avila's existing popularity, it'll open as one of the most eagerly anticipated tenants of the mall, and a cornerstone dining destination of the East Dallas area.



Leadership



Trent Avila Marrs, *Owner/Manager*
The great-grandson of Avila's original founders, Trent Avila Marrs has held managerial duties at his family's restaurant since he was just 16 years old. Since then, he's had a dream of opening his own place, and made it his mission to diligently study the business and the industry, becoming a customer relations expert and a trusted voice at Avila's in the process. He's been responsible for the rollout of a new bar program at Avila's original location as well as facilitating their transition to a new POS system before spearheading this new expansion.



Octavio Avila, *Operations Advisor*

Octavio Avila helped his parents start the family restaurant over 30 years ago and has worn every hat for the flourishing business since. Whether the job involved remodeling the building's interior by hand or toiling away over a stove in the back during a busy service, Octavio could be counted on to get it done with poise and professionalism. Today, Octavio is the family patriarch and the face of Avila's. He will be assisting in the opening of the new location and will maintain ongoing responsibility for quality control and brand consistency.

History

- **1986**
  The original Avila's Restaurant opens to the public
- **2009**
  Avila's featured on the Food Network's Diners, Drive-Ins & Dives
- **2013**
  Head chef, David Quezada, joins the Avila's family
- **December 2018**
  Anticipated lease signing for Avila's East in Casa Linda Plaza
- **April 2019**
  Anticipated start of construction for new Avila's East
- **August 2019**
  Anticipated opening of the new Avila's East to the public

This site is operated by NextSeed Technologies LLC ("NextSeed"), which is neither a registered broker-dealer nor Funding Portal. All offerings of securities are made through NextSeed US LLC, a registered funding portal and member of FINRA.

Securities offered on NextSeed have not been recommended or approved by any federal or state securities commission or regulatory authority. NextSeed and its affiliates do not provide any investment advice or recommendation and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. NextSeed does not verify the adequacy, accuracy or completeness of any information. Neither NextSeed nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

This overview contains a preliminary summary of the purpose and principal business terms of the investment described herein. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the related disclosure statement and investment agreements (the "Documents"), as applicable.

Any crowdfunding investment involves risk and investors may lose some or all of the principal invested. Investors may be subject to restrictions on canceling purchase orders, selling or transferring purchased securities. Investors should not invest in a crowdfunding offering unless he or she can afford to lose the entire investment. Before making an investment decision, potential investors are advised to carefully read the related Documents and consult with their tax, legal and financial advisors.

© 2018 NextSeed Technology, LLC. All rights reserved